UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                  YUKON GOLD CORPORATION, INC.
_________________________________________________________________
                        (Name of Issuer)


            Common Stock, Par Value $0.0001 per share
_________________________________________________________________
                  (Title of Class of Securities


                            988480109
                  ____________________________
                         (CUSIP Number)


                        J. Malcolm Slack
     5920 Winston Churchill Blvd RR#1, Erin, Ontario NOB 1TO
                      (Phone:519-833-9827)
________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                            Copy to:

                       Jonathan H. Gardner
                        Kavinoky Cook LLP
                 726 Exchange Street; Suite 800
                    Buffalo, New York  14210


                        December 9, 2004
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. 988480109

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       J. MALCOLM SLACK

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          168,000
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            168,000

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     168,000 shares of common stock of the Issuer

     In addition, J. Malcolm Slack has the option to acquire up to 250,000 shares of common stock of the Issuer at $0.75 per share. The foregoing option was issued to J. Malcolm Slack pursuant to the Issuer's 2003 Stock Option Plan (adopted on October 28, 2003). The option was granted on December 15, 2004 and expires on December 15, 2006. The option vests at the rate of 1/24 per month beginning as of the grant date.

     In addition, J. Malcolm Slack owns Warrants to acquire up to 16,000 shares of common stock of the Issuer at CND$1.00 (US $0.77) per share. The Warrants were issued on January 23, 2004 and expire on June 30, 2006. J. Malcolm Slack paid CND$160.00 (US$120.00) for the Warrants.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.91%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D

CUSIP NO. 988480109

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       PETER SLACK

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          150,000
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            150,000

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     150,000 shares of common stock of the Issuer

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.7%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D

CUSIP NO. 988480109

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       JOHN SLACK

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          150,000
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            150,000

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     150,000 shares of common stock of the Issuer

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.7%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D

CUSIP NO. 988480109

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       KATHLEEN YOUNG

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          150,000
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            150,000

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     150,000 shares of common stock of the Issuer

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.7%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D

CUSIP NO. 988480109

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       CAROL SLACK

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          150,000
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            150,000

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     150,000 shares of common stock of the Issuer

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.7%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D

CUSIP NO. 988480109

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       WENDY SLACK

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          150,000
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            150,000

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     150,000 shares of common stock of the Issuer

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.7%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D

INTRODUCTION

This Schedule 13D reports the ownership of shares of common stock, options to acquire common stock and warrants to acquire common stock by J. Malcolm Slack. In addition, this Schedule 13D reports the ownership of shares of common stock by Peter Slack, John Slack, Kathleen Young, Carol Slack and Wendy Slack. The foregoing persons, together, are referred to herein as the "Reporting Persons." J. Malcolm Slack controls the Reporting Persons.

ITEM 1.   SECURITY AND ISSUER.

     (a)  Title and Class of Security:

          Yukon Gold Corporation, Inc. (the "Issuer")
          Common Stock, Par Value $.0001 per
          share ("the Shares")

     (b)  Name of Issuer and Address of Issuer's Principal
          Executive Offices:

          Yukon Gold Corporation, Inc.
          347 Bay Street, Suite 408
          Toronto, Ontario, Canada M5H 2R7

ITEM 2.   IDENTITY AND BACKGROUND.

   NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSON LISTED BELOW (THE "REPORTING PERSON") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSON (I) IS ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, IS THE BENEFICIAL OWNER OF ANY SHARES OTHER THAN THE SHARES IN WHICH THE REPORTING PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

(1)   (a) J Malcolm Slack
      (b) 5920 Winston Churchill Blvd RR#1, Erin, Ontario NOB 1TO
      (c) Director, Yukon Gold Corporation, Inc.
          347 Bay Street, Suite 408, Toronto, Ontario M5H 2R7
      (d) No
      (e) No
      (f) Canada

(2)   (a) Peter Slack
      (b) 5920 Winston Churchill Blvd, Alton, Ontario L0N 1A0
      (c) Engineer, Private consulting business
      (d) No
      (e) No
      (f) Canada

(3)   (a) John Slack
      (b) Box 100, Hillsborough, Ontario NOB 1ZO
      (c) Consulting Geologist
      (d) No
      (e) No
      (f) Canada

(4)   (a) Kathleen Young
      (b) RR#1, 5918 10th Line, Erin, Ontario NOB 1TO
      (c) Consultant
      (d) No
      (e) No
      (f) Canada

(5)   (a) Carol Slack
      (b) 5920 Winston Churchill Blvd RR#1, Erin, Ontario NOB 1TO
      (c) Homemaker
      (d) No
      (e) No
      (f) Canada

(6)   (a) Wendy Slack
      (b) 510 - 4550 47th Street SW, Calgary, AB, Canada T3E 6W5
      (c) Accountant
      (d) No
      (e) No
      (f) Canada


ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

The source of funds used by the Reporting Persons are personal funds. The Reporting Persons did not borrow any funds to acquire their respective Shares. The Reporting Persons paid CND$53,000 (US$39,750.00) for the Shares. J. Malcolm Slack paid CND$510.00 (US$382.50) for the Warrants.

ITEM 4.     PURPOSE OF TRANSACTION.

The Shares have been acquired by the Reporting Persons for investment purposes. The Reporting Persons intend to continue to evaluate their respective investments in the Shares. The Reporting Persons may make additional purchases or may sell the Shares in open market or in private negotiated transactions. Any such purchase or sale will depend upon their evaluation of their respective investments, upon the amounts and prices of available Shares, and upon other relevant circumstances.

The Reporting Persons do not have any present plans or proposals which relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of the Issuer;

(e) Any other material change in the Issuer's business or corporate structure;

(f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act; or

(i)     Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons hereby report aggregate beneficial ownership of 918,000 shares of common stock of the Issuer, representing 10.4% of outstanding shares of the Issuer. The percentage assumes that the number of Shares of common stock of the Issuer outstanding is 8,815,508 Shares (as reported in the Issuer's Form 10-Q as of October 31, 2004).

     In addition, J. Malcolm Slack has the option to acquire up to 250,000 shares of the Issuer at $0.75 per share. The foregoing option was issued to J. Malcolm Slack pursuant to the Issuer's 2003 Stock Option Plan (adopted on October 28,
     2003). The option was granted on December 15, 2004 and expires on December 15, 2006. The option vests at the rate of 1/24 per month beginning as of the grant date.

     In addition, J. Malcolm Slack owns Warrants to acquire up to 16,000 shares of common stock of the Issuer at CND$1.00 (US $0.77) per share. The Warrants were issued on January 23, 2004 and expire on June 30, 2006. J. Malcolm Slack paid CND$0.01 (US$0.008) per Warrant on January 23, 2004.

     The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 918,000 shares of the Issuer:

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares     Security (1)

J. Malcolm Slack                     168,000            1.91%


Peter Slack                          150,000            1.70%

John Slack                           150,000            1.70%

Kathleen Young                       150,000            1.70%

Carol Slack                          150,000            1.70%

Wendy Slack                          150,000            1.70%
                                   ---------          -------

                      TOTAL          918,000           10.41%

  (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 8,815,508 Shares (as reported in the Issuer's Form 10-Q as of October 31,
       2004).

(b) The Reporting Persons have sole voting and dispositive power with respect to 918,000 shares of common stock.

(c) The following purchases of the Shares were effected on the following dates:

                                             Price/Share (in
                                             Dollars
Purchase In The                Number of     Commissions not
    Name Of         Date       Shares        included)

J. Malcolm Slack  11/10/2003   120,000       CND$.0333/
                                             US$.025

                  1/23/2004     48,000       CND$.497/
                                             US$.3725

Peter Slack       1/23/2003    150,000       CND$.0333/
                                             US$.025

John Slack        1/23/2003    150,000       CND$.0333/
                                             US$.025

Kathleen Young    1/23/2003    150,000       CND$.0333/
                                             US$.025

Carol Slack       1/23/2003    150,000       CND$.0333/
                                             US$.025

Wendy Slack       1/23/2003    150,000       CND$.0333/
                                             US$.025


These transactions were effectuated through a private placement.

(d) Not applicable

(e) Not applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     J. Malcolm Slack is a Director of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          not applicable

                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 21st day of February, 2005.


s/J. Malcolm Slack
  J. Malcolm Slack


s/Peter Slack
  Peter Slack


s/John Slack
  John Slack


s/Kathleen Young
  Kathleen Young


s/Carol Slack
  Carol Slack


s/Wendy Slack
  Wendy Slack